Exhibit 99.1

Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
First Quarter Fiscal 2019 Results

Optics Segment Revenue up 16%

Newton, MA, February 13, 2019 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced revenue of $10.0 million for the first quarter of fiscal year 2019.

“Overall revenue for the first quarter increased 9%, fueled by a 16% increase in revenue for our Optics segment, as compared to the same period last year,” said CEO Peter Sulick. “Our Innovation and Development segment revenue increased 1%, as compared to the quarter ended December 31, 2017.”

“We continue to invest in growth initiatives in our Optics segment to support further revenue growth,” continued Mr. Sulick. “The operating expenses in our Optics segment increased 20% over the same period last year, partially attributable to an increase in personnel for our growth initiatives, as well as the recent scale up in our marketing initiatives. Additionally, the approximately $160,000 in accounting expenses incurred due to the implementation of new revenue recognition policies impacted both our Optics and Innovation and Development segments.”

Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended December 31, 2018
	Optics	Innovation and Development*	Biomedical	Total
Revenue	$5,721,000	$4,307,000	$-	$10,028,000
Gross profit	1,879,000	1,813,000	-	3,692,000
GM %	33%	42%	-	37%
Operating expenses	1,885,000	1,879,000	53,000	3,817,000
Operating income (loss)	$(6,000)	$(66,000)	$(53,000)	$(125,000)

Results of Operations for the Three Months Ended December 31, 2017
	Optics	Innovation and Development*	Biomedical	Total
Revenue	$4,942,000	$4,247,000	$-	$9,189,000
Gross profit	1,724,000	1,851,000	-	3,575,000
GM %	35%	44%	-	39%
Operating expenses	1,576,000	1,723,000	445,000	3,744,000
Operating income (loss)	$148,000	$128,000	$(445,000)	$(169,000)

*Formerly Contract Research

Net income (loss) for the three months ended December 31, 2018 was a loss of ($0.1) million, or ($0.01) in basic earnings per share, compared with a loss of ($0.8) million, or ($0.05) in basic earnings per share in the three months ended December 31, 2017. For the quarter ended December 31, 2018, the Company recorded a tax benefit of $0.1 million. For the quarter ended December 31, 2017, due to the 2017 US Federal tax act, the Company recorded a tax expense of $0.7 million.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET on February 13, 2019. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (toll free) 1-866-688-3138 or (international callers) 1-574-990-2948. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and optical components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is selling and continuing to develop products for dual-mode radiation detection solutions for security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Massachusetts, New Jersey, New York and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, our expectations regarding results of operations, the commercialization of our technology, including the Xcede patch and our dual mode detectors, the success of efforts to develop a successful Xcede Patch and to fund that development, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue,” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of hemostatic patch, clinical results of Xcede’s programs which may not support further development, the ability of our RMD business unit to identify and pursue possible continued development opportunities for the Xcede patch, which is not assured, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	December 31, 2018	September 30, 2018
ASSETS
Current Assets
Cash and cash equivalents	$1,165,000	$2,327,000
Accounts receivable, net	3,471,000	4,069,000
Unbilled receivables	1,245,000	1,215,000
Contract assets	21,000	-
Inventories, net of reserves	4,492,000	4,106,000
Prepaid expenses and other current assets	801,000	664,000
Total current assets	11,195,000	12,381,000

Property, Plant and Equipment, net	7,956,000	8,098,000
Other Assets
Intangibles, net	718,000	755,000
Deferred tax asset	4,394,000	4,333,000
Goodwill	5,864,000	5,900,000
Long term contract assets	4,000	7,000
Security deposits	53,000	58,000
Total other assets	11,033,000	11,053,000

Total Assets	$30,184,000	$31,532,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Equipment line of credit	$240,000	$-
Current portion of long-term debt	1,253,000	1,246,000
Capital lease obligations, current	34,000	40,000
Accounts payable	1,669,000	2,355,000
Contract liabilities	157,000	253,000
Accrued expenses and other liabilities	2,322,000	2,803,000
Total current liabilities	5,675,000	6,697,000

Long-term Liabilities
Long-term debt, net of current	1,898,000	2,075,000
Capital lease obligations, net of current	44,000	52,000
Deferred tax liability	199,000	205,000
Other long-term liabilities	178,000	175,000
Total long-term liabilities	2,319,000	2,507,000

Stockholders' Equity
Dynasil stockholders' equity	20,898,000	21,029,000
Noncontrolling interest	1,292,000	1,299,000
Total stockholders' equity	22,190,000	22,328,000

Total Liabilities and Stockholders' Equity	$30,184,000	$31,532,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended
	December 31,
	2018	2017
Net revenue	$10,028,000	$9,189,000
Cost of revenue	6,336,000	5,614,000
Gross profit	3,692,000	3,575,000
Operating expenses:
Sales and marketing	398,000	279,000
Research and development	177,000	308,000
General and administrative	3,242,000	3,157,000

Total operating expenses	3,817,000	3,744,000
Income (loss) from operations	(125,000)	(169,000)
Interest expense, net	42,000	43,000
Income (loss) before taxes	(167,000)	(212,000)
Income taxes (benefit)	(65,000)	660,000
Net income (loss)	(102,000)	(872,000)
Less: Net loss attributable to noncontrolling interest	(9,000)	(75,000)
Net income (loss) attributable to common stockholders	$(93,000)	$(797,000)

Net income (loss)	$(102,000)	$(872,000)
Other comprehensive income (loss):
Foreign currency translation	(141,000)	35,000
Total comprehensive loss	$(243,000)	$(837,000)
Less: comprehensive income (loss) attributable to noncontrolling interest	(9,000)	(75,000)
Total comprehensive income (loss) attributable to common stockholders	$(234,000)	$(762,000)

Basic net income (loss) per common share	$(0.01)	$(0.05)
Diluted net income (loss) per common share	$(0.01)	$(0.05)

Weighted average shares outstanding
Basic	17,324,976	17,047,690
Diluted	17,324,976	17,047,690